CROWN OIL COMPANY c/o David N. Beal 2520 S. State Street - Suite 202 S

Salt Lake City, Utah

To the Stockholders:

The Board of Directors of Crown Oil Company, at a special meeting held on April 18, 1968, have considered a letter of intent proposal made to Crown Oil Company by the Bagdad Chase Mining Company, a Nevada corporation, and by a unanimous vote accepted it subject to the stockholders r approval. Copy of this proposal is enclosed.

A deficiency under Paragraph 2 of said letter of intent proposal, of approximately $20, 000 in the amount of cash necessary to be owned by Crown Oil Company, must be corrected before the transaction can be finalized.
The Board of Directors are of the opinion that they can eliminate this deficiency by their loan or loans to the Company, provided that the proposal of the Bagdad Chase Mining Company, which has been accepted by the Board, is now ratified and approved by the stockholders.

In addition the Board also seeks ratification and approval by the stockholders of its resolution to dissolve Crown Oil Company, whether or not the Bagdad Chase, Inc. deal is approved. This will entail the distribution to the stockholders of the corporation's assets as a return of capital or liquidating dividend - and therefore would not be considered taxable income - followed by formal dissolution of the corporation pursuant to Utah statutes.

In the event the resolution of the Board of Directors accepting the letter of intent proposal of Bagdad Chase Mining Company is ratified and approved, the liquidating dividend will consist of the distribution to the stockholders of Crown Oil Company of the 80, 000 shares of Bagdad Chase Mining Company stock which Crown Oil Company received from the sale of its assets, or one share for each ten shares of Crown Oil Company held.

In the event the resolution of the Board of Directors accepting the letter of intent proposal of the Bagdad Chase Mining Company is not ratified and approved, then the liquidating dividend will consist of the distribution to the stockholders of Crown Oil Company of its present assets, the only one of which of any value at the present time is its cash, amounting to approximately $6000. After deducting the costs of liquidation the amount of cash remaining would approximate $5000. Distribution of this amount to the stockholders would mean that each holder of 100 shares of Crown
Oil Company would receive 62-1/2 cents.

The enclosed return addressed envelope is for your convenience in forwarding your proxy.

April 25, 1968

Richard M. Lade
Secretary